June 15, 2023

(Start of electronic provisioning: June 8, 2023)

To Shareholders

1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan

SYLA Technologies, Co., Ltd.

Hiroyuki Sugimoto

Chairman, Chief Executive Officer (CEO), Co-President and Director

Notice of Convocation of the Extraordinary General Meeting of Shareholders

I would like to express my sincere gratitude for your continued support. The Extraordinary General Meeting of Shareholders will be held as follows, and you are cordially invited to attend the meeting. In accordance with the provisions of Article 325-3 of the Companies Act of Japan, the General Meeting of Shareholders is being held electronically, and the matters to be provided electronically have been posted on the Company's website on the Internet.

Website: https://syla-tech.jp/ir

If you do not attend the meeting, please exercise your voting rights in writing. The contents of each agenda item are set forth in the Reference Document for the General Meeting of Shareholders in the "Notice of Convocation of the Extraordinary General Meeting of Shareholders" on the website of the Company, and you are kindly requested to review the said document and exercise your voting rights by 7:00 p.m. on Thursday, June 29, 2023 (JST) in accordance with the instructions set forth below.

1. Date and time: 2:00 p.m., Friday, June 30, 2023 (JST)

2. Venue: Conference Room, Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan

3. Purpose of the meeting

   Resolutions

   Proposal 1: Partial Amendment to the Articles of Incorporation

   Proposal 2: Election of Four (4) Directors

   Proposal 3: Election of one (1) Corporate Auditor

4. Exercise of Voting Rights

Please indicate your approval/disapproval of each of the proposals on the enclosed voting form and return the form so that it reaches us by 7:00 p.m. (JST) on Thursday, June 29, 2023. If no indication of approval/disapproval is made for each proposal, it will be treated as approval of the Company's proposal.

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If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

Reference Documents for the General Meeting of Shareholders

Agenda and Reference Items

Proposal 1: Partial Amendment to the Articles of Incorporation

We propose that Article 2 (Purpose) of the Company's Articles of Incorporation be amended, with an effective date of July 1, 2023. The reasons for and details of the change are as follows.

(Underlining indicates changes.)

Current Articles of Incorporation	Proposed Changes	Reason for change
(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses: 1. to 5. (Articles omitted) 6. Contracting of marketing research 7. to 20. (Articles omitted) (Newly established) (Newly established) 21. (Article omitted) (Newly established) 22. to 26. (Articles omitted)	(Purpose) Article 2. The purpose of the Company shall be to engage in the following businesses: 1. to 5. (As present) 6. Various research services such as corporate research, market research, distribution research, etc. 7. to 20. (As present) 21. Acquisition and holding of securities, etc. 22. Formation, management, and operation of investment limited partnerships and other organizations, as well as management and operation of assets of such organizations, etc. 23. (As present) 24. Preparation of accounting calculations and business management documents and other accounting work, as well as being commissioned with investment screening services 25.-29. (As present)	New items were added to the Purpose in line with the establishment of the Investment Business Division.

Proposal 2: Election of Four (4) Directors

The Company proposes the election of four (4) new Directors to strengthen its management structure. The candidates for Directors are as follows, and the resolution for their election will become effective as of July 1, 2023, if stockholders approve their election. This proposal requests the election of the following four (4) candidates to increase the number of Directors for the purpose of strengthening the management structure, and if all the candidates assume office as Directors, the number of Directors will be nine (9).

[New appointment]

Candidate No.	Name (Date of birth)	Brief personal history, positions, responsibilities and Significant concurrent positions	Number of the Company's shares held
1	Takeshi Fuchiwaki (November 5, 1985)	M.S. in Supply Chain Management, Pennsylvania State University 2009 PricewaterhouseCoopers K.K. 2010 GE Healthcare Japan Corporation 2012 GE Healthcare Singapore Pte Ltd. 2016 GE Healthcare Japan Corporation 2022 Group Executive Officer (CGO) of SYLA Technologies Co., Ltd. and Representative Director of SYLA Solar Co., Ltd. (to present)	0 shares
2	Stuart Gibson (February 1, 1964)	1998–2003 Country head, Prologis Japan 2003–2006 Co-Founder and Co-CEO, AMB BlackPine Ltd. 2006–2007 the Chairman of the Advisory Committee of AMB Property Corporation Japan 2006–2016 CEO, Redwood Group Japan Ltd. 2016 CEO of ESR LTD. (Redwood Group Japan Ltd. rebranded) and Co-	0 shares

		Founder and Co-CEO of ESR Group Limited (to present) 2016 Representative Director of ESR REIT Management Ltd. (to present)	

Candidate No.	Name (Date of Birth)	Brief Personal History, Positions, Responsibilities and Significant Concurrent Positions	Number of the Company's Shares Held
3	Yozo Tachibana (January 10, 1971)	1994 SALOMON BROTHERS SECURITIES INC. 1999 Goldman Sachs 2010 Merrill Lynch Japan Securities Co., Ltd. 2012 President and Representative Director of Rakuten Baseball, Inc. 2015 Vice Chairman and Representative Director of Crimson Football Club Inc. (Currently Rakuten Vissel Kobe Inc.) 2017 President and Representative Director of Rakuten Vissel Kobe, Inc. 2020 Chairman of Taiwan Rakuten Monkeys 2022 President and Representative Director of PROSPER Inc. (to present), President and Representative Director of Shiogama Port (to present)	2700 shares
4	Keiji Torii (July 25, 1947)	1971 The Dai-Ichi Bank, Ltd. 2000 Managing Director, Dai-Ichi Kangyo Bank, Ltd. 2004 Executive Vice President, Mizuho Financial Group, Inc. 2005 Executive Vice President, Mizuho Information & Research Institute, Inc. 2009 External Corporate Auditor, ITOCHU Corporation 2015 Advisor, SYLA Co., Ltd. 2018 Corporate Auditor of the Company 2020 Corporate Auditor, SYLA Co., Ltd. (to present)	150 shares

		2022 Outside Corporate Auditor of the Company (to present)	

(Notes)

1. There is no special interest between the candidate and the Company.
2. Mr. Yozo Tachibana, Mr. Stuart Gibson and Mr. Keiji Torii are candidates for independent director.
3. Mr. Takeshi Fuchiwaki is nominated as a candidate for Director because he is expected to contribute to the management of the Group based on his extensive experience and achievements in the overall business of the Company and the Group.
4. Mr. Yozo Tachibana is nominated as a candidate for independent director because he is expected to contribute to the management of the Group based on his long years of experience and broad insight as a corporate manager.
5. Mr. Stuart Gibson is nominated as a candidate for independent director because he is expected to contribute to the management of the Group based on his long years of experience and broad insight as a corporate manager.
6. Mr. Keiji Torii is nominated as a candidate for independent director because he is expected to contribute to the management of the Group based on his long years of experience and broad insight in financial institutions.
7. Mr. Keiji Torii is currently a corporate auditor of the Company and will have been in office as a corporate auditor for 5 years and 3 months as of the conclusion of this General Meeting of Shareholders.
8. Pursuant to Article 427, Paragraph 1 of the Companies Act, the Company has entered into an agreement with the outside directors to limit their liability for damages as provided in Article 423, Paragraph 1 of the said Act, and the maximum amount of liability under the agreement is the minimum liability amount stipulated by laws and regulations. If the election of Mr. Yozo Tachibana, Mr. Stuart Gibson and Mr. Keiji Torii is approved, the Company will enter into the above liability limitation agreement with them.
9. The Company has concluded a directors' and officers' liability insurance policy with insurance companies in Japan and the U.S., as stipulated in Article 430-3, Paragraph 1 of the Companies Act, which provide that the insured shall be covered for damages arising from business conduct as a corporate officer of the Company up to a maximum of 1 billion yen for the Japanese insurance company and 2.5 million USD for the U.S. insurance company. If each candidate is elected and assumes office as a director, he/she will be included as an insured under the policy. The policy will be renewed with the same coverage at the next renewal.

Proposal 3: Election of One (1) Corporate Auditor

As Mr. Keiji Torii, Corporate Auditor of the Company, will resign as Corporate Auditor on June 30, 2023, the Company proposes the election of one (1) new Corporate Auditor as successor for the purpose of strengthening corporate governance.

The Board of Corporate Auditors has given its consent to this proposal. The candidate for Corporate Auditor is as follows, and the resolution for the election of Corporate Auditor pertaining to this proposal shall become effective as of July 1, 2023.

Candidate No.	Name (Date of Birth)	Brief Personal History, Positions, Responsibilities and Significant Concurrent Positions	Number of the Company's Shares Held
1	Keiko Yokoyama (September 25, 1971)	1994 Joined Kosaka Co. 2003 Joined Cosmos & Co. audit corporation 2004 Joined Deloitte Touche Tohmatsu (currently Deloitte Touche Tohmatsu LLC) 2005 Registered as Certified Public Accountant 2016 Auditor, ENECHANGE Ltd. (to present) 2020 Representative of Keiko Yokoyama Certified Public Accountant Office (to present) 2020 Full-time Auditor of FUBIC Corporation (currently nobitel inc.) (to present) 2021 Outside Director (Member of the Audit Committee) of Karadanote Inc.	0 shares

(Notes)

1. There is no special interest between the candidate and the Company.
2. Ms. Keiko Yokoyama is a candidate for Outside Corporate Auditor.
3. Ms. Keiko Yokoyama is nominated as a candidate for Outside Corporate Auditor because, as a certified public accountant, she is highly knowledgeable about finance, accounting, and internal controls, and her experience and broad knowledge are expected to contribute to maintaining and improving the transparency and soundness of management and

strengthening corporate governance of the Company.

4. Pursuant to Article 427, Paragraph 1 of the Companies Act, the Company has entered into an agreement with the outside corporate auditors to limit their liability for damages as provided in Article 423, Paragraph 1 of the said Act, and the maximum amount of liability under the agreement is the minimum liability amount stipulated by laws and regulations. If the election of Ms. Keiko Yokoyama is approved, the Company will continue the above liability limitation agreement with her.
5. The Company has concluded a directors' and officers' liability insurance policy with insurance companies in Japan and the U.S., as stipulated in Article 430-3, Paragraph 1 of the Companies Act, which provide that the insured shall be covered for damages arising from business conduct as a corporate officer of the Company up to a maximum of 1 billion yen for the Japanese insurance company and 2.5 million USD for the U.S. insurance company. If each candidate is elected and assumes office as a director, he/she will be included as an insured under the policy. The policy will be renewed with the same coverage at the next renewal.